

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 13, 2008

Via U.S. Mail and Fax (703) 476-7143
Neil L. Hazard
Chief Financial Officer
TerreStar Corporation
12010 Sunset Hills Road
Suite 600
Reston, VA 20190

> **RE:** **TerreStar Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-K for the fiscal year ended December 31, 2007**
>
> **File No. 1-33546**

Dear Mr. Hazard:

We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director